

June 24, 2011

<u>Via E-mail</u>
Mr. Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer
Moody's Corporation
7 World Trade Center
250 Greenwich Street, NY 10007

      Re: **Moody's Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed February 28, 2011
               Definitive Proxy Statement on Schedule 14A
               Filed March 9, 2011
               File No. 001-14037

Dear Mr. McDaniel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Business, page 8</u>

<u>Intellectual Property, page 14</u>

1. In future filings please revise this section to briefly discuss the duration of all patents, trademarks, licenses, franchises and concessions held.

Management's Discussion and Analysis…, page 28

Accounts Receivable Allowance, page 30

2. We note your discussion on page 30 regarding accounts receivable. In future filings please expand your discussion to explain the characteristics of your business or management of revenue collection that result in substantial accounts receivable in relation to revenue. We note on page 62 that you had $497.5 million in outstanding accounts receivable and $2,032.0 million in revenues in 2010.

Note 17 Contingencies, page 95

3. We note your statement in the last paragraph of this note that you cannot estimate a range of possible losses. ASC 450 requires a company to disclose the amount or range of <u>reasonably</u> possible loss, as that term is defined. It does not appear that the company has provided any quantitative information. For all loss contingencies disclosed in this note for which you cannot estimate a range, please supplementally provide the following:

- An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

- The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

4. We also note that in your earnings call on April 27, 2011 you responded to an inquiry regarding the number of cases dismissed or withdrawn. Tell us the number of cases brought to date for each type of case discussed and also the number of cases dismissed or withdrawn. Tell us the nature of and significant judgments used to support your statement that some parties assert "novel legal theories."

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

5. In future filings please revise your discussion to elaborate on the Institutional Investor Satisfaction Survey, as appropriate. For example, disclose the nature and specifics of the information gathered in the survey including quantitative and qualitative measures and data. Provide a discussion of how the results and overarching outcomes are determined and how the applicable percentage increase to incentive compensation is decided upon. We note at the bottom of page 31 that based on the results of the

survey and at the discretion of the Committee NEOs' cash incentive pool can be increased by up to 10%.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar at (202) 551-3349 or Ivette Leon at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director